Aames 2001-1

Mortgage Pass-Through Certificates

Credit Enhancement Report for June 25, 2001 Distribution
Credit Enhancement Report

ACCOUNTS	GROUP 2	GROUP 1	TOTAL
SPACE INTENTIONALLY LEFT BLANK

INSURANCE	GROUP 2	GROUP 1	TOTAL

PMI Premiums	(1,317.78)	(7,647.35)	(8,965.13)

STRUCTURAL FEATURES	GROUP 2	GROUP 1	TOTAL

Overcollateralization Amount			729,951.60
Overcollateralization Requirement			4,500,023.55
Excess Interest			367,934.18

Page 11 of 27	© COPYRIGHT 2001 Deutsche Bank